Exhibit 99.1

May 17, 2006

DELIVERED VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re:          Management’s Discussion and Analysis for Q1 Ended March 31, 2006

Please be advised that we are re-filing the following:

•                                          management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Canetic Resources Trust (“Canetic”) as at and for the period ended March 31, 2006.

The MD&A is being refiled as the result of the following non-material amendments:

•                                          corrects a clerical error in the general and administrative expense figures for the first quarter of 2006; and

•                                          effects style and format related revisions.

Yours truly,

CANETIC RESOURCES INC., as trustee for
CANETIC RESOURCES TRUST

(signed “Brian D. Evans”)

Brian D. Evans
Vice President, General Counsel & Secretary